CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

August 5, 2019

VIA E-MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Jeffrey Gabor, Staff Attorney
Joe McCann, Staff Attorney
Ibolya Ignat, Staff Attorney
Mary Mast, Staff Attorney

Re:	AS Capital, Inc.
Amendment No. 5 to Registration Statement on Form 10-12(g)
Filed on July 17, 2019
File No. 000-55999

Gentlemen:

On behalf of AS Capital, Inc. (the “Company” or “ASIN”), we are hereby responding to the comment letter dated July 31, 2019 (the “Staff Letter”), received on July 31, 2019, from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Amendment No. 5 to Registration Statement on Form 10-12(g) filed July 17, 2019.

1. We note your response to prior comments 2 and 3 and refer to Exhibit 99.1 and your disclosure on page 2. Please revise the disclosure on page 2 of the Form 10 to disclose all shareholder meeting dates, while also disclosing all matters acted upon, and the applicable voting results. In this regard, we note that you disclose on page 2 of the Form 10 that a shareholder meeting was held on December 1, 2018, but it remains unclear what matters shareholders acted upon, the applicable quorums, and the voting results from the meeting. In addition to your December 1 shareholder meeting, your Exhibit 99.1 materials (pages 47-48) indicate that the custodian provided notice for a shareholder meeting to be held on September 28, 2018; however, there is no disclosure in the registration statement concerning any shareholder meeting on this date. Similarly, your Certificate of Revival, which you filed with the Secretary of State on September 19, 2018, represents that you had previously received written consent from shareholders to revive the corporation; however, it is unclear from your Form 10 disclosure when or how you obtained consent from the shareholders to undertake this action.

Response:

After August 9, 2018, the Company held only one shareholder meeting on September 28, 2018, as evidenced in the court filings previously attached in Amendment No. 5 to the Registration Statement on Form 10-12(g) filed with the Commission on July 17, 2019 (the “Fifth Amendment). The reference to a December 1, 2018 shareholder meeting was an erroneous clerical error, and no shareholders meeting was held on that date.

Pursuant to the Court Order dated August 9, 2018, issued by the Eighth Judicial District Court of Clark County, Nevada, XTC, Inc. was ordered to reinstate the Company with the Nevada Secretary of State. Such court order was filed as an exhibit to the Fifth Amendment. We have amended the disclosure in Item 2 to reflect this. We believe that the shareholders ratified the action to revive the corporation during its September 28, 2018, meeting when it authorized the Company to proceed with the reorganization of the Company.

Form of Acquisition, page 4

2. We reissue prior comment 4. Please revise to disclose the material terms of all 2018 equity sales made by the company to XTC or its affiliates and amend your disclosures in Items 2, 4, 7 and 10, as applicable. In this regard, we refer again to your prior responses, which indicate that XTC provided the company with funding in exchange for common stock. As for your disclosure indicating that XTC purchased 500 shares on June 14, 2018 at $0.05 per share, please revise to disclose that XTC made this share purchase on the open market or through a privately negotiated transaction, or advise. In this regard, we refer to your disclosures on page 2 of the Form 10, and the Exhibit 99.1 materials, which indicate that Rineon Group (i.e., the Company) did not undertake any business activity between its November 10, 2010 Form 15 filing date and August 9, 2018 and as such it is unclear how the company issued any shares to XTC in June 2018.

Response:

We have amended our disclosures in Items 2,4, 7 and 10 to disclose that: (i) XTC acquired its 500 shares in the open market at a per share price of $0.05 on June 14, 2018; and (ii) the Company issued 964,000 shares of Series A Convertible Preferred shares to XRC, LLC at $0.001 per share and 1,000,000 shares of Series C Convertible Preferred shares at $0.001 per share to XRC, LLC, a company controlled by Chris Lotito, in exchange for paying the costs associated with reviving the company with the State of Nevada, giving it voting control. On October 1, 2018, a 1000:1 reverse stock split of the Series A Preferred Stock was effectuated, thus reducing the issued and outstanding Series A Convertible Preferred shares to 964.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW